NEWOAK CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

NEWOAK CAPITAL MARKETS LLC

CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NewOak Capital Markets LLC

We have audited the accompanying statement of financial condition of NewOak Capital Markets LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of NewOak Capital Markets LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 15, 2017

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

NEWOAK CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash	$	436,255
Receivables from clearing brokers, including clearing deposit of $150,000		238,528
Fees receivable		1,740
Other assets		13,703
Total assets	$	690,226

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	85,165
Due to Member		194,730
Total Liabilities		279,895
Member's equity		410,331
Total liabilities and member's equity	$	690,226

See accompanying notes to financial statement.

NEWOAK CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies

Nature of Business

NewOak Capital Markets LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on December 30, 1999, wholly-owned by NewOak Securities Holding LLC. NewOak Securities Holding LLC is owned by NewOak Capital Holdings, L.P. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company primarily engages in providing investment advisory services. The Company may also engage in principal transactions.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Securities Owned

Securities owned are valued at fair value and unrealized gains and losses are reflected in the statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Investment Advisory Income

Investment advisory fees are recorded in accordance with the terms of the respective engagement letters when services have been rendered and payment is reasonably assured. Revenue is generally recognized as earned on a pro rata basis over the term of the contract.

NEWOAK CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies

Income Taxes

No provision for income taxes has been recorded in the accompanying financial statements.

The Company is a single member limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and the Parent, and there have been no distributions to the Parent for reimbursements of taxes. The Company is ultimately owned by a partnership, NewOak Capital Holdings. L.P., whose income earned is passed through to the underlying partners and therefore is taxed as a partnership. Therefore, the Company is a single member limited liability company, which is taxed as a partnership. Accordingly, the taxable income or loss of the Company is included in the New York City Unincorporated Business Tax ("UBT") tax return of the Parent.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

At December 31, 2016, the Company had a UBT net loss carryover of approximately $32,000 which created a deferred tax asset of $1,200 with a corresponding full valuation allowance. The UBT net loss carryover expires in 2026.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal, New York State and New York City income tax audits for all periods subsequent to 2013.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was $394,889, which was $294,889 in excess of its minimum requirement of $100,000.

NEWOAK CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENT

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3. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to the aforementioned clearance agreement and include a clearing deposit of $150,000 held at the clearing brokers.

4. Commitments and contingencies

Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including an employment related matter with former employees of the Parent and a matter with a client. The employment related matter was with former employees of the Parent was closed in 2016. Management does not believe the open matter with a client will materially impact the statement of financial condition.

5. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other brokers is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company did not engage in any principal transactions for the year ended December 31, 2016.

The Company maintains its cash balances in financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

6. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of paragraph (k)(2)(ii) as it clears all customer transactions through another broker-dealer on a fully disclosed basis.

7. Related party transactions

The Company has an expense sharing agreement in place with NewOak Capital LLC, an affiliate of the company, whereby monthly fees are charged for services provided such as personnel, rent and administrative expenses. Due to Member is $194,730 at December 31, 2016 and consists of administrative services expense of $38,276 for the year ended December 31, 2016 in addition to $120,000 payable to the Member for commissions paid on the Company's behalf and prior year payables for administrative services and miscellaneous charges of $36,454.

NEWOAK CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENT

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8.   Subsequent events

The Company has evaluated subsequent events through February 15, 2017, the date which this financial statement was available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.